UNITED STATES
SECURITIES AND EXCHANGE COMMISSION
Washington, D.C. 20549
_________________
FORM 6-K
REPORT OF FOREIGN PRIVATE

ISSUER
PURSUANT TO RULE 13a-16 OR 15d-16 UNDER
THE SECURITIES EXCHANGE ACT OF 1934
Date: August 14, 2024
UBS Group AG
(Registrant's Name)
Bahnhofstrasse 45, 8001 Zurich, Switzerland
(Address of principal executive office)
Commission File Number: 1-36764
UBS AG
(Registrant's Name)
Bahnhofstrasse 45, 8001 Zurich, Switzerland
Aeschenvorstadt 1, 4051 Basel, Switzerland

(Address of principal executive offices)
Commission File Number: 1-15060

Indicate by check mark whether the registrants file or will file annual reports under cover of

Form 20-F or Form 40- F.
Form 20-F

☒

Form 40-F

☐

This Form 6-K consists of the

UBS Group AG standalone financial

information for the six months ended

30
June 2024, which appears immediately following this page.

UBS

Group AG

Standalone financial information

for the six months ended
30 June 2024

Table of contents
UBS Group AG standalone financial information
1
Income statement
1
Balance sheet
Notes to the UBS Group AG standalone financial
information
2
Basis of accounting
2
Accounting policies
2
Significant events
Appendix
4
Cautionary statement
Contacts
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The Group Company Secretary
handles inquiries directed to the
Chairman or to other members of the
Board of Directors.
UBS Group AG, Office of the

Group Company Secretary
PO Box, CH-8098 Zurich, Switzerland
sh-company-secretary@ubs.com
Zurich +41-44-235 6652
Shareholder Services
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a unit of the Group Company
Secretary’s office, manages
relationships with shareholders and
the registration of UBS Group AG
registered shares.
UBS Group AG, Shareholder Services
PO Box, CH-8098 Zurich,

Switzerland
sh-shareholder-services@ubs.com
Zurich +41-44-235 6652
US Transfer Agent
For global registered share-related
inquiries in the US.
Computershare Trust Company NA
PO Box 43006

Providence,

RI, 02940-3006,

USA
Shareholder online inquiries:
www.computershare.com/us/
investor-inquiries
Shareholder website:
computershare.com/investor
Calls from the US

+1-866-305-9566
Calls from outside the US

+1-781-575-2623
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+1-201-680-6610
Imprint
Publisher: UBS Group AG, Zurich, Switzerland | ubs.com
Language: English
© UBS 2024. The key symbol and UBS are among

the registered and
unregistered trademarks of UBS. All rights reserved.

UBS Group AG standalone

UBS Group AG standalone financial information
Income statement
USD m CHF m
Year-to-date Year-to-date
30.6.24 30.6.23 30.6.24 30.6.23
Dividend income from the investment in UBS AG

3,000

6,000

2,758

5,361
Other operating income

3,121

3,091

2,799

2,808
Operating income

6,121

9,091

5,557

8,169
Impairment of the investment in Credit Suisse AG

21,855

19,648
Other operating expenses

3,004

3,184

2,691

2,895
Operating expenses

3,004

25,039

2,691

22,543
Extraordinary income

17,317

15,771
Extraordinary expenses

16,319

14,861
Operating profit / (loss) before tax

3,116

(14,950)

2,866

(13,465)
Tax expense / (benefit)

2

(9)

2

(8)
Net profit / (loss) for the period

3,115

(14,941)

2,865

(13,456)
Balance sheet
USD m CHF m
30.6.24 31.12.23 30.6.24 31.12.23
Assets
Current assets

8,651

12,980

7,774

10,925
Non-current assets

198,082

195,872

178,001

164,864
of which: investment in UBS AG
1

72,567

65,210
of which: investment in UBS AG and Credit Suisse AG

72,567

61,079
Total assets

206,734

208,852

185,775

175,789
Liabilities
Short-term liabilities

7,285

10,973

6,547

9,236
Long-term liabilities

133,937

132,312

120,358

111,366
Total liabilities

141,222

143,285

126,905

120,601
of which: Deferred Contingent Capital Plan

1,684

1,694

1,513

1,426
of which: other deferred compensation plans

3,108

3,339

2,793

2,810
Equity
Share capital
2

346

346

341

341
Statutory capital reserve
3

44,228

45,356

42,413

43,440
of which: capital contribution reserve

31,603

32,731

32,621

33,648
of which: other statutory capital reserve

12,625

12,625

9,792

9,792
Statutory earnings reserve

27

44

22

37
of which: reserve for treasury shares held by subsidiaries

27

44

22

37
Voluntary earnings reserve
3

23,446

18,174

18,623

11,477
Treasury shares

(5,650)

(5,013)

(5,393)

(4,830)
of which: against capital contribution reserve

(1,208)

(1,133)

(1,121)

(1,053)
Net profit / (loss)

3,115

6,660

2,865

4,722
Equity attributable to shareholders

65,512

65,567

58,870

55,188
Total liabilities and equity

206,734

208,852

185,775

175,789
1 The merger of UBS AG and Credit Suisse AG was completed on 31 May 2024.

2 Refer to “Share information and earnings per share” in the “Risk, capital, liquidity and funding, and balance sheet” section of the
UBS Group second quarter 2024 report for information about UBS Group AG shares.

3 During the second quarter of 2024, as approved by the Annual General

Meeting of shareholders, the payment of an ordinary
cash dividend of USD 0.70

(gross) per dividend-bearing

share, totaling USD 2,256m

(CHF 2,054m), was made,

half from the capital

contribution reserve within the

statutory capital reserve and

the other half from
total profit

available for

appropriation. The

remaining amount

of total

profit available

for appropriation

(i.e., USD 5,532m

from USD 6,660m

(CHF 3,695m from

CHF 4,722m)) was

appropriated to

the voluntary
earnings reserve.

UBS Group AG standalone

Notes to the UBS Group AG standalone financial information
Basis of accounting
The UBS

Group AG standalone

financial statements

are prepared

in accordance

with the

principles of

the Swiss

Law
on Accounting and Financial Reporting (32nd

title of the Swiss Code of Obligations).
This interim financial information

consists of a condensed

balance sheet, an income

statement,

and notes,

and it is
unaudited.

It

should

be

read

in

conjunction

with

the

audited

standalone

financial

statements

and

regulatory
information for the year ended 31 December

2023.
This

interim financial

information provides

an

update of

the financial

position of

UBS Group AG to

current and
future investors, as well as other interested stakeholders.
Accounting policies
In preparing

the interim

financial information

for UBS

Group AG,

the same

accounting policies

and methods

of
computation

have

been

applied

as

in

the

annual

standalone

financial

statements

of

UBS

Group

AG

as

of
31 December 2023.

More information

about the

accounting policies

applied is

provided in

Note 2

to the

UBS Group
AG standalone financial

statements as of

31 December 2023,

available under “Holding

company and significant
regulated subsidiaries and sub-groups” at
ubs.com/investors
.
Significant events
The acquisition of Credit Suisse Group AG
On 12 June 2023, UBS Group AG formally acquired Credit Suisse Group

AG through merger by absorption. In the
standalone financial statements

of UBS

Group AG, the

acquisition has been

applied retroactively as

of 1

January
2023, whereby assets of USD 108,029m (CHF 99,850m), liabilities of USD 83,512m (CHF 77,189m) and equity of
USD 24,517m (CHF 22,661m) have

been recognized.

In exchange,

the transferring

shareholders obtained

176m
UBS Group AG shares

previously held

as treasury

shares. In

addition, contingent

liabilities of

USD 879m (CHF 812m)
have been assumed.
Investments in UBS AG and Credit Suisse AG
On 31 May

2024, the

merger of

UBS AG

and Credit

Suisse AG

was completed.

Accordingly, cost,

accumulated
impairment and book value of the investment in Credit Suisse AG have been transferred to the investment in UBS
AG. The

merger had

no impact

on the

financial position

and performance

of UBS

Group AG

in the

reporting period,
because the investments

had already

been measured on

a combined

basis for

impairment testing purposes, as

a
“valuation unit,” as of

31 December 2023, as by

that date the

investments were economically closely interlinked
while the merger was being contemplated.

In

the

first

half

of

2023,

UBS

Group

AG

recorded

an

impairment

of

its

investment

in

Credit

Suisse

AG

of
USD 21,855m (CHF 19,648m) in the income

statement in
Impairment of the investment in Credit

Suisse AG
. This
impairment initially aligned the book value of the assets and liabilities acquired through the merger by absorption
of Credit Suisse Group AG as of

19 March 2023 with the fair value

of the treasury shares provided to shareholders
of Credit

Suisse Group

AG as

of 12

June 2023

(consideration-paid approach).

This

impairment was

reversed by
31 December 2023, based on the aforementioned

impairment testing.
Write-off of additional tier 1 instruments previously

issued by Credit Suisse Group AG
On 19 March 2023, as

ordered by the Swiss

Financial Market Supervisory

Authority (FINMA), additional

tier 1 (AT1)
instruments previously issued by Credit Suisse Group AG in a total amount of USD 17,317m (CHF 15,771m) were written off together with the corresponding

internal AT1 instruments issued by

Credit Suisse AG in a total amount
of USD 16,319m (CHF 14,861m). These amounts were included

in the income statement for the first half of 2023
in
Extraordinary income

and
Extraordinary expenses
, respectively.

UBS Group AG standalone

Significant events (continued)
Cancellation of shares and change of the share

capital currency in 2023
On 5 April 2023,

the Annual General

Meeting of shareholders

(the AGM) approved

the cancellation of

62,548,000
shares, each with

a nominal value

of CHF 0.10,

purchased under the

2021 share repurchase

program. The share
capital has

been reduced

by the

nominal value

of the

repurchased shares

upon cancellation,

i.e., USD 7m

(CHF 6m).
The capital contribution reserve and the voluntary earnings reserve were each reduced by 50% of the total capital
reduction

amount

exceeding

the

nominal

value

upon

cancellation

of

the

repurchased

shares,

i.e.,

each

by
USD 554m (CHF 511m). Amounts

disclosed in Swiss francs

may differ from the

purchase price of the

shares due to
the applied method of converting US dollars

to Swiss francs for presentation purposes.
Furthermore, as

approved by the

AGM, held on

5 April 2023,

the share capital

currency of UBS

Group AG has

been
changed from the Swiss franc to the US dollar. The

conversion resulted in an increase of share capital

by USD 22m
(CHF 20m),

which was

allocated to

the Other

statutory capital

reserve. The

following reduction

of the

nominal value
per share

to USD 0.10

(from CHF

0.10) resulted

in a

share capital

decrease of

USD 28m (CHF 25m),

which was
allocated to

the Capital

contribution reserve.

As a

consequence of

the change

in the

share capital

currency, the
Capital

contribution

reserve

was

also

converted

from

Swiss

francs

to

US

dollars,

resulting

in

an

increase

of
USD 1,602m (CHF 1,482m),

with the

offset recorded

in

the Other

statutory capital

reserve. The

conversion was
implemented with

a retroactive

effect as

of 1 January

2023 for accounting

purposes based

on the closing

exchange
rate from 30 December 2022.
The aforementioned events of cancellation of shares and change of the share capital currency did not change the
total equity reported for UBS Group AG.

UBS Group AG standalone

Cautionary statement

|

This report

and the

information contained

herein are

provided solely

for information

purposes, and

are not to

be construed

as solicitation
of an offer to buy or sell any securities or other financial instruments in Switzerland, the United States or any other jurisdiction. No investment decision relating to securities of or relating to UBS Group AG, UBS AG or their affiliates should be made on the basis of this report. Refer to UBS’s most recent annual report on
Form 20- F,
quarterly reports and other information

furnished to or filed with

the US Securities and Exchange

Commission (the SEC) on Form

6-K, available at
ubs.com/investors
, for additional information.
Rounding |

Numbers presented throughout this report may not add up

precisely to the totals provided in the tables and text.

Percentages and percent changes
disclosed in text and tables are

calculated on the basis of unrounded

figures. Absolute changes between reporting periods disclosed in the text, which can be
derived from numbers presented in related tables, are calculated on a rounded basis.

Tables |

Within tables, blank fields generally indicate non-applicability or that presentation of any content would not be meaningful, or that information is not available as of the relevant date or for the relevant period. Zero values generally indicate that the respective figure is zero on an actual or rounded basis.

Values
that are zero on a rounded basis can be either negative

or positive on an actual basis.
Websites |

In this report,

any website

addresses are provided

solely for information

and are not

intended to

be active links.

UBS does not

incorporate

the contents
of any such websites into this report.

UBS Group AG
PO Box
CH-8098 Zurich
ubs.com

SIGNATURES
Pursuant to the requirements of the Securities Exchange Act of 1934, the registrants have duly caused this
report to be signed on their behalf by the undersigned, thereunto duly authorized.
UBS Group AG
By:

/s/ Steffen Henrich

_
Name:

Steffen Henrich
Title:

Group Controller

By:

/s/ David Kelly

_
Name:

David Kelly
Title:

Managing Director

UBS AG
By:

/s/ Steffen Henrich

_
Name:

Steffen Henrich
Title:

Controller

By:

/s/ David Kelly

_
Name:

David Kelly
Title:

Managing Director

Date:

August 14, 2024